LORRAINE YOUNG FCIS
COMPANY SECRETARY

BRAMBLES

02034465

10 May 2002

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6030
FAX +44 (0)20 7659 6001
EMAIL lorraine.young@brambles.com

SEC MAIL PROCESSING RECEIVED MAY 28 2002 WASH, D.C. 152 SECTION

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Lorraine Young
Company Secretary

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

P

dlw 6/3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Held as Principal	15,419,383
Held in client portfolios	65,221,572

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Please see list appended

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

9 May 2002

12) Total holding following this notification

80,640,955

13) Total percentage holding of issued class following this notification

11.14%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Lorraine Young, Company Secretary

Date of Notification - 10 May 2002

Held as Principal	
Deutsche Bank AG London	11,483,360
Morgan Grenfell & Co. Limited	936,023
Deutsche Securities Australia Limited	3,000,000
	15,419,383

Held in Client Portfolios	
Morgan Nominees	23,834,198
Morgan Nominees Account CHY	234,151
Morgan Nominees Account CSL	60,000
Morgan Nominees Account DGR	194,127
Morgan Nominees Account ENF	266,800
Morgan Nominees Account LAM	299,978
Morgan Nominees Account MER	57,804
Morgan Nominees Account NG	82,294
Morgan Nominees Account SAM	38,954
Morgan Nominees Account SL	422,315
Bank of New York Nominees	846,596
Bank of New York Nominees A/C VC	17,224
Bank of New York Nominees A/C 588251	56,575
Bank of Tokyo London	1,640
British Overseas Bank Account 7020	132,110
BT Globenet Nominees	1,062,582
Channel Nominees	240,855
Chase Nominees	11,694,599
Chase Nominees Account 14186	168,698
Clydesdale Bank Custodian Nominees	330,881
Deutsche Asset Management (Japan) Ltd	152,632
Deutsche Asset Management Frankfurt	2,520,308
Deutsche Asset Management Spain	338,162
Deutsche Bank Alex Brown	1,429,844
Deutsche Bank International Limited	1,189,680
HSBC Global Custody Nominees (UK) Ltd	1,646,438
HSBC Global Custody Nominees (UK) Ltd, A/c 767137	19,317
Lloyds Bank Nominees	255,130
Lothian Regional Council	791,460

Mirglip Nominees	97,740
National Provincial	120,795
Nortrust Nominees	5,294,449
Perry Nominees	65,143
Raiffeisen Zentralbank Nominees	8,503
RBSTB Nominees	4,346,098
RBSTB Nominees A/C RTLDN	150,000
Scudder Investment Management	2,212,024
State Street Nominees	2,618,002
State Street Nominees SD12	665,666
Sutrin Nominees	34,540
Tokyo Trust	228,880
Vidacos Nominees	933,500
To be Advised	60,880
	65,221,572